UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”), communicates to its shareholders and the market in general that, due to the advance of the pandemic of the new Coronavirus (COVID-19) in the country and aiming to collaborate with its containment, as well as to preserve health, well-being and safety of shareholders, employees and the community in general, and based on art. 1 of Provisional Measure 931, decided to postpone the date of its General Shareholders Meeting, originally called for April 8, 2020, to May 28, 2020, at 11:00 am.

The Company also informs that (i) the agenda, as well as the contents of the Meeting Manual, the Management Proposal and other documents related to the Annual Shareholders' Meeting will not be essentially altered in comparison to the versions disclosed by the Company on March 05th, 2020, only the reference to the dates contained therein must be updated and eventual wording adjustments be made, observing the provisions of item (iii) below; (ii) under the terms of item II of art. 21-X of CVM Instruction No. 481/2009, the process of delivering the remote voting ballot will be restarted and the voting instructions already received through the use of the remote voting ballot will be disregarded for the purposes of the Annual Shareholders Meeting to be held on May 28th, 2020, and the shareholders must observe the updated remote voting ballot to be made available by the Company in due course; (iii) the Company will make available, in due course, the updated version of the remote voting ballot and other documents related to the Annual Shareholders Meeting, under the terms of the applicable rules; (iv) the new call notice for the Ordinary Shareholders Meeting to be held on May 28th, 2020 will be published in due course, pursuant to art. 124 of Law No. 6,404/1976; and (v) will be entitled to receive the amount corresponding to the dividends to be resolved at the Annual Shareholders' Meeting to be held on May 28th, 2020, the shareholders holding common and preferred shares, obeying the shareholding position contained in the Company's records at the end of May 28th, 2020, the date after which the shares will be considered “ex-dividends”.

Finally, the Company informs that it will continue to actively monitor the evolution of the aforementioned pandemic, as well as the possible consequences arising from this event, in order to keep shareholders and the market in general informed about any new measures that may be taken as a result of it.

São Paulo, March 31, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687 | Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 31, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director